UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Sharing Innovations

(Name of Subject Company)

Sharing Innovations Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Orchestra Holdings Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Sharing Innovations Inc.

Attn: Tasuku Nishida

4-20-3 Ebisu, Shibuya-ku, Tokyo 150-6008

Japan

+81-3-6456-2451

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit

Number

99.1	Notice Concerning Execution of Share Exchange Agreement (Simplified Share Exchange) for Making Sharing Innovations Inc. a Wholly Owned Subsidiary of Orchestra Holdings Inc.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

Orchestra Holdings Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 8, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Orchestra Holdings Inc..

/s/ Naomi Iyogi
Name: Naomi Iyogi
Title: Director and CFO

Date: October 8, 2026